Exhibit 99.1

For the month of April, FCA posted a 13.6% year-over-year increase in European sales, outperforming the industry average of 9.0%. As a result, FCA improved its position to fourth overall by total sales, with European market share increasing 30 basis points to 6.8%. By brand, sales were up 21.8% for Jeep, 15.6% for Lancia and 14.0% for Fiat. The Fiat Panda and Fiat 500 were the two best selling cars in the European A segment (with a combined share of just under 30.0%) and the 500L led its segment with a 23.6% share. The Fiat 500X and the Jeep Renegade remained two of the most popular vehicles in the Small SUV segment and the Fiat Tipo continued its climb in the European rankings.

FCA closed the month of April with year-over-year sales growth in Europe (EU28+EFTA) significantly higher than the industry average. In fact, the Group’s European sales were up 13.6% to 89,600 vehicles, compared with just 9.0% for the industry. Market share improved 30 basis points to 6.8%, bringing FCA to fourth overall in the European rankings.
For the four months year-to-date, FCA posted unit sales of nearly 354,000 vehicles, an increase of 15.6% (+8.3% for the industry) with market share 40 basis points higher at 6.7%.
In April, the Group posted increases in all major European markets. Sales were up 12.1% year-over-year in Italy (+11.5% for the industry), 11.7% in Germany (+8.5% for the industry), 12.0% in France (+7.1% for the industry), 20.4% in the UK (+2.0% for the industry) and 35.2% in Spain (+21.2% for the industry).

Fiat brand posted European sales of nearly 68,300 vehicles for the month, representing a 14.0% year-over-year increase. This was in line with the prior month, which represented the highest percentage increase since March 2010. Market share was 30 basis points higher at 5.2%. The brand posted its best April since 2011 in terms of both sales and share performance.
Year-to-date, brand sales were up 16.2% to 268,700 vehicles, with market share 30 basis points higher at 5.1%.
By market, sales were up 10.1% year-over-year in Italy, 19.4% in Germany, 16.6% in France, 8.4% in the UK and 33.6% in Spain.
The Panda and the 500 remained undisputed leaders in the A segment with a combined share of nearly 30.0%. The Panda was overall leader with 17,200 units sold (+12.3%) followed by the 500 with more than 15,300 vehicles sold. The 500L continued as leader in the Small MPV segment with a 23.6% share and nearly 6,700 units sold. The 500X posted another strong monthly increase with sales up 37.8% year-over-year. The new Fiat Tipo already ranks as the second most popular vehicle in Italy and continues to register sales increases in markets across Europe. Demand for the Tipo is expected to strengthen further with the arrival of the 5-door version.

Lancia/Chrysler also outperformed the market with year-over-year sales growth of 15.6% (to nearly 7,100 units) and share in line with the prior year at 0.5%.
For the year-to-date, brand sales were up 12.9% to 27,000 units with share stable at 0.5%.
The brand registered a particularly strong April performance in Italy, with a 25.5% sales increase pushing share 40 basis points higher to 4.1%.
For the Ypsilon, April sales were up 22.4% to nearly 7,100 units.

Alfa Romeo closed April with over 4,800 vehicles sold and European market share stable at 0.4%. Sales were up 3.6% in Austria, 15.4% in the UK and 52.5% in Spain.
Year-to-date, brand sales totaled 20,800 units (+4.6%) and market share was stable at 0.4%. The brand posted sales increases for the period in Italy (+4.1%), France (+5.7%), the UK (+12.4%), Spain (+16.5%) and Austria (+3.3%).
For the Giulietta, sales were up 5.5% in April (to 3,600 units) and 8.2% for the year-to-date (to 16,000 units). With the imminent arrival of the Giulia, recently presented to the international press, the brand is expected to significantly increase sales in Europe.

Jeep posted a 21.8% increase in April sales to nearly 8,900 vehicles. This represented the brand’s 30th consecutive monthly increase. Market share was 10 basis points higher at 0.7%.
Year-to-date, brand sales were up 22.5% to more than 35,300 vehicles and market share was 10 basis points higher at 0.7%.
April sales were up 23.6% in Italy, 22.6% in France, 70.6% in Spain and 115.4% in the UK.
The Renegade has firmly established itself as one of the leaders in the European Small SUV segment with April sales up 46.0% year-over-year and segment share above 6.0%. Year-to-date, sales were up 50% over the same period in 2015.

For Maserati, the Group’s luxury brand, European sales totaled 511 vehicles in April and 2,068 for the year-to-date.

London, 13 May 2016

For further information:
+39.011.0063088
mediarelations@fcagroup.com
www.fcagroup.com